SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                        Information Statement pursuant to
                                   Rule 13d-1

                                   ----------

                    BioDelivery Sciences International, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    09060J106
                                 (CUSIP Number)

                                October 20, 2003
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)

                                  (Page 1 of 4)
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                                                                     Page 2 of 4

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stonestreet, L.P.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |_|
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           400,000 shares of Common Stock of the Issuer.
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BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None.
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    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         400,000 shares of Common Stock of the Issuer.
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None.
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     400,000 shares of Common Stock of the Issuer.
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.7%
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12.  TYPE OF REPORTING PERSON

     PN
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Item 1(a).  Name of Issuer.

            BioDelivery Sciences International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

            185 South Orange Avenue, Administrative Building 4
            Newark, New Jersey 07103

Item 2(a).  Names of Person Filing.

            Stonestreet, L.P.

Item 2(b).  Address of Principal Business Office, or if none, Residence.
            The address of the principal business office of Stonestreet L.P. is:

            260 Town Centre Blvd. Suite 201
            Markham, ON L3R 8H8 Canada

Item 2(c).  Citizenship.

            Stonestreet, L.P. is a Canadian Limited Partnership.

Item 2(d).  Title of Class of Securities.

            Common Stock

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                                                                     Page 3 of 4

Item 2(e).  CUSIP Number.

            09060J106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable. This statement is filed pursuant to Rule 13d-1(c)

Item 4.     Ownership.

      (a) Amount beneficially owned by reporting person are 400,000 shares of Common Stock of the Issuer.

      (b) Percent of Class: The reporting person beneficially holds 5.7% of the Issuer's issued and outstanding Common Stock (based on 6,985,863 shares of Common Stock of the Issuer issued and outstanding as of August 14, 2003 as stated in the Issuer's Form 10-QSB filed on August 14, 2003).

      (c)   Number of shares as to which such person has:

            (i) Sole power to direct the vote: 400,000 shares of common stock of the Issuer.

            (ii)  Shared power to vote or to direct the vote: None.

            (iii) Sole power to dispose or direct the disposition of the Common
                  Stock: 400,000 shares of Common Stock of the Issuer.

            (iv)  Shared power to dispose or direct the disposition of: None.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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                                                                     Page 4 of 4

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: October 27, 2003

                                        Stonestreet, L.P.


                                        By: /s/ Michael Finkelstein
                                            Michael Finkelstein
                                            President